SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PDL BioPharma, Inc.

(Name of Subject Company (Issuer))

PDL BioPharma, Inc.

(Names of Filing Persons (Offeror))

2.875% Convertible Senior Notes due February 15, 2015

(Title of Class of Securities)

69329Y AB0

69329Y AA2

(CUSIP Number of Class of Securities)

Danny Hart

Associate General Counsel

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, Nevada 89451

Telephone: (775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Dhiya El-Saden

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$180,000,000(1)	$20,628(2)

(1)	Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction value is $180,000,000, which is based upon the aggregate principal amount of the 2.875% Convertible Senior Notes due February 15, 2015, as of November 9, 2011.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,628 Form or Registration No.: Schedule TO-I	Filing Party: PDL BioPharma, Inc. Date Filed: November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO-I

This Amendment No. 1 (this Amendment) amends and supplements the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the SEC) on November 15, 2011 (as amended from time to time, the Schedule TO-I), pursuant to Section 13e-4 of the Securities Exchange Act of 1934, as amended (the Exchange Act), by PDL BioPharma, Inc., a Delaware corporation (PDL or the Company), in connection with an offer (the Exchange Offer) by PDL to exchange, for each $1,000 principal amount of the Company’s 2.875% Convertible Senior Notes due February 15, 2015 (the Old Notes), $1,000 principal amount of 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 (the New Notes), and a cash payment. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 15, 2011 (as amended or supplemented from time to time, the Offering Memorandum), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(v), in the case of the Offering Memorandum, and Exhibit (a)(1)(ii), in the case of the Letter of Transmittal, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the Exchange Offer).

All information in the Exchange Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Company is extending the expiration time of the Exchange Offer to 5:00 p.m., New York City time, on December 14, 2011, unless further extended or earlier terminated. The Exchange Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on December 13, 2011. Accordingly, the anticipated settlement date is extended to December 16, 2011. Throughout the Schedule TO-I, the Offering Memorandum and the other Exchange Offer materials, all references to the expiration time of the Exchange Offer are hereby amended to extend the expiration time of the Exchange Offer to 5:00 p.m., New York City time, on December 14, 2011, unless further extended or earlier terminated, and all references to the anticipated settlement date are hereby amended to extend the anticipated settlement date to December 16, 2011.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO-I is hereby amended and restated to read as follows:

(a) Material Terms. The information set forth in the Offering Memorandum in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Pro Forma Financial Information,” “Terms of the Exchange Offer,” “Description of New Notes” and “Material United States Federal Income Tax Considerations” is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Schedule TO-I is hereby amended and restated to read as follows:

(c) Plans. The information set forth in the Offering Memorandum in the section entitled “Pro Forma Financial Information” is incorporated by reference herein.

Item 10.	Financial Statements.

Item 10 of the Schedule TO-I is hereby amended and restated to read as follows:

(a) Financial Information.

(1) The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data, in PDL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(2) The information, including the financial statements, set forth under Item 1, Financial Statements, in PDL’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(3) The information set forth in the Offering Memorandum in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated by reference herein.

(4) The information set forth in the Offering Memorandum in the section entitled “Pro Forma Financial Information” is incorporated by reference herein.

(b) Pro Forma Information. The information set forth in the Offering Memorandum in the section entitled “Pro Forma Financial Information” is incorporated by reference herein.

(c) Summary Information. The information set forth in the Offering Memorandum in the section entitled “Summary Financial Information” is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding or revising the following exhibits:

(a)(1)(v)	Supplement No. 1 to Offering Memorandum, dated December 7, 2011.

(d)(4)	Revised Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

PDL BIOPHARMA, INC.

/S/ JOHN P. MCLAUGHLIN
Name: John P. McLaughlin
Title: President and Chief Executive Officer

Date: December 7, 2011

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum, dated November 15, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(v)	Supplement No. 1 to Offering Memorandum, dated December 7, 2011.

(a)(5)	Press Release, dated November 15, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on November 15, 2011).

d(1)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to PDL’s Quarterly Report on Form 10-Q for the period ended June 30, 2011).

(d)(2)	Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 16, 2011).

(d)(3)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010 (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed November 9, 2010).

(d)(4)	Revised Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO-I dated November 15, 2011.